Exemption File No. 82-5006



SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司





10015715

SUPPL

11 May 2010

BY COURIER



SEC MAIL
RECEIVED
PROCESSING
MAY 12 2010
WASH, D.C.
193
SECTION

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("**HKSE**") on 10 May 2010 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Dora Chow
Assistant Company Secretary

Encl.

dlw 5/14

E:\cherryt\SL Asia\Letter\ltr-ADR.doc.2

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842



Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotel Public Company Limited ("**SHPCL**") is a company listed on the Stock Exchange of Thailand ("**SET**") and a 73.61% owned subsidiary of Shangri-La Asia Limited. SHPCL released to SET an announcement (the "**Announcement**") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao

Non-Executive Directors
Mr. Ho Kian Guan
Mr. Kuok Khoon Loong, Edward
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 10 May 2010

* *For identification purpose only*

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

31 MARCH 2010

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders and the Board of Directors of Shangri-La Hotel Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets of Shangri-La Hotel Public Company Limited and its subsidiaries and of Shangri-La Hotel Public Company Limited as at 31 March 2010, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the three-month period ended 31 March 2010. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to issue a report on these interim financial statements based on my review. The interim consolidated and company financial statements of Shangri-La Hotel Public Company limited and its subsidiaries and of Shangri-La Hotel Public Company limited for the three-month period ended 31 March 2009 were reviewed by the other auditor, whose report dated 11 May 2009 stated that nothing had come to her attention that caused her to believe that the interim consolidated and company financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles. The consolidated and company statements of income, changes in shareholders' equity and cash flows for the three-month period ended 31 March 2009, presented herewith for comparative purposes, are components of the aforementioned interim consolidated and company financial statements.

I conducted my review in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the interim consolidated and company financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my review, nothing has come to my attention that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated and company financial statements of Shangri-La Hotel Public Company Limited and its subsidiaries and of Shangri-La Hotel Public Company Limited for the year ended 31 December 2009 were audited by the other auditor and her report dated 22 February 2010 expressed an unqualified opinion on those statements. The consolidated and company balance sheets as at 31 December 2009, presented herewith for comparative purposes, are part of the consolidated and company financial statements audited by the other auditor which a report was issued as stated above and I have not performed any other auditing procedures subsequent to the date of that report.

Chanchai Chaiprasit
Certified Public Accountant (Thailand) No. 3760
PricewaterhouseCoopers ABAS Limited

Bangkok
10 May 2010

Shangri-La Hotel Public Company Limited
Balance Sheets
As at 31 March 2010 and 31 December 2009

		Consolidated		Company	
		(Unaudited) 31 March 2010	(Audited) 31 December 2009	(Unaudited) 31 March 2010	(Audited) 31 December 2009
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Assets					
Current assets					
Cash and cash equivalents		580,835	663,880	506,296	587,693
Short-term investments		-	150	-	-
Trade accounts receivable - net	6	102,339	102,756	102,339	102,756
Other receivable - related party	12	1,809	9,330	1,809	9,330
Inventories - net		35,373	36,840	35,373	36,840
Other current assets		36,228	35,104	35,490	35,061
Total current assets		756,584	848,060	681,307	771,680
Non-current assets					
Long-term loans to and accrued interest from related parties	12	468,414	481,415	-	-
Investments in subsidiaries - net	7	-	-	1,296,600	1,296,600
Investments in associates	8	-	-	-	-
Other long-term investments					
Investments in related parties	9	1,070,341	1,075,612	-	-
Investment in other company	10	119,372	119,372	-	-
Available-for-sale securities	11	49,018	51,196	49,018	51,196
Property and equipment - net	13	3,976,725	3,868,509	3,974,872	3,866,655
Intangible assets - net		5,825	6,999	5,825	6,999
Deferred income tax		84,921	97,448	84,921	97,448
Deposits		12,950	34,916	12,950	34,916
Total non-current assets		5,787,566	5,735,467	5,424,186	5,353,814
Total assets		6,544,150	6,583,527	6,105,493	6,125,494

Shangri-La Hotel Public Company Limited
Balance Sheets (continued)
As at 31 March 2010 and 31 December 2009

	Note	Consolidated		Company	
		(Unaudited) 31 March 2010 Baht'000	(Audited) 31 December 2009 Baht'000	(Unaudited) 31 March 2010 Baht'000	(Audited) 31 December 2009 Baht'000
Liabilities and shareholders' equity					
Current liabilities					
Short term loan from a related party	12	487,902	498,600	487,902	498,600
Trade accounts payable		78,375	87,694	78,375	87,694
Amounts due to related parties	12	23,673	26,175	23,673	26,175
Retention payable		52,068	52,281	52,068	52,281
Other accounts payable		17,562	39,435	17,562	39,435
Accrued expenses		76,856	72,110	75,986	71,494
Other current liabilities		92,796	110,967	84,002	102,207
Total current liabilities		829,232	887,262	819,568	877,886
Non-current liabilities					
Long-term loan from a bank		200,000	200,000	200,000	200,000
Interest payable to minority shareholders of subsidiaries		66,274	66,274	-	-
Rental deposits		13,084	12,790	13,084	12,790
Total non-current liabilities		279,358	279,064	213,084	212,790
Total liabilities		1,108,590	1,166,326	1,032,652	1,090,676
Shareholders' equity					
Share capital					
Registered share capital					
130,000,000 ordinary shares of Baht 10 each		1,300,000	1,300,000	1,300,000	1,300,000
Issued and fully paid up					
130,000,000 ordinary shares of Baht 10 each		1,300,000	1,300,000	1,300,000	1,300,000
Premium on share capital		1,590,400	1,590,400	1,590,400	1,590,400
Unrealised gain (loss) on changes in the value of investments in available-for-sale securities					
Other company		(762)	762	(762)	762
Related company		326,655	310,003	-	-
Translation adjustments		717,494	754,208	-	-
Retained earnings					
Appropriated - legal reserve		130,000	130,000	130,000	130,000
Unappropriated		1,371,773	1,331,828	2,053,203	2,013,656
Total shareholders' equity		5,435,560	5,417,201	5,072,841	5,034,818
Total liabilities and shareholders' equity		6,544,150	6,583,527	6,105,493	6,125,494

The accompanying notes are an integral part of the interim consolidated and company financial statements.

Shangri-La Hotel Public Company Limited
Statements of Income (Unaudited)
For the three-month periods ended 31 March 2010 and 2009

		Consolidated		Company	
		2010	2009	2010	2009
	Note	Baht'000	Baht'000	Baht'000	Baht'000
Revenues from hotel operations:					
Room		243,341	173,757	243,341	173,757
Food and beverage		161,332	110,458	161,332	110,458
Others		31,542	26,948	31,542	26,948
Total revenues from hotel operations		436,215	311,163	436,215	311,163
Cost of sales and services		(137,309)	(112,825)	(137,309)	(112,825)
Gross profit		298,906	198,338	298,906	198,338
Other income		16,327	14,879	15,551	13,463
Profit before expenses		315,233	213,217	314,457	211,801
Selling expenses		(23,289)	(19,366)	(23,289)	(19,366)
Administrative expenses		(92,846)	(78,223)	(92,511)	(76,867)
Management remunerations		(12,561)	(14,021)	(12,561)	(14,021)
Depreciation and amortisation	13	(128,078)	(97,206)	(128,078)	(97,206)
Total expenses		(256,774)	(208,816)	(256,439)	(207,460)
Profit before finance cost and income tax		58,459	4,401	58,018	4,341
Finance cost - interest expenses		(4,776)	(301)	(4,776)	(301)
Profit before income tax		53,683	4,100	53,242	4,040
Income tax		(13,738)	(915)	(13,695)	(792)
Net profit for the period		39,945	3,185	39,547	3,248
Basic earnings per share for profit attributable to the shareholders of the parent					
		Baht	Baht	Baht	Baht
Basic earnings per share		0.31	0.02	0.30	0.02

The accompanying notes are an integral part of the interim consolidated and company financial statements.

Shangri-La Hotel Public Company Limited
Statements of Changes in Shareholders' Equity (Unaudited)
For the three-month periods ended 31 March 2010 and 2009

Consolidated (Baht'000)

	Issued and fully paid-up share capital	Premium on share capital	Unrealised gain (loss) on changes in value of investments in available-for-sale securities: Other company	Unrealised gain (loss) on changes in value of investments in available-for-sale securities: Related company	Translation adjustments	Retained earnings: Appropriated	Retained earnings: Unappropriated	Total
Beginning balance as at 1 January 2010	1,300,000	1,590,400	762	310,003	754,208	130,000	1,331,828	5,417,201
Unrealised gain (loss) in change in value of investments	-	-	(1,851)	16,652	-	-	-	14,801
Translation adjustments	-	-	-	-	(36,714)	-	-	(36,714)
Deferred tax of unrealised gain on investments	-	-	327	-	-	-	-	327
Net profit for the period	-	-	-	-	-	-	39,945	39,945
Balance as at 31 March 2010	1,300,000	1,590,400	(762)	326,655	717,494	130,000	1,371,773	5,435,560
Beginning balance as at 1 January 2009	1,300,000	1,590,400	(457)	46,075	795,239	130,000	1,609,074	5,470,331
Unrealised loss in change in value of investments	-	-	(13,050)	(3,730)	-	-	-	(16,780)
Translation adjustments	-	-	-	-	(20,809)	-	-	(20,809)
Net profit for the period	-	-	-	-	-	-	3,185	3,185
Balance as at 31 March 2009	1,300,000	1,590,400	(13,507)	42,345	774,430	130,000	1,612,259	5,435,927

Company (Baht'000)

	Issued and fully paid-up share capital	Premium on share capital	Unrealised gain (loss) on changes in value of investments in available-for-sale securities: Other company	Unrealised gain (loss) on changes in value of investments in available-for-sale securities: Related company	Translation adjustments	Retained earnings: Appropriated	Retained earnings: Unappropriated	Total
Beginning balance as at 1 January 2010	1,300,000	1,590,400	762	-	-	130,000	2,013,656	5,034,818
Unrealised loss in change in value of investments	-	-	(1,851)	-	-	-	-	(1,851)
Deferred tax of unrealised gain on investments	-	-	327	-	-	-	-	327
Net profit for the period	-	-	-	-	-	-	39,547	39,547
Balance as at 31 March 2010	1,300,000	1,590,400	(762)	-	-	130,000	2,053,203	5,072,841
Beginning balance as at 1 January 2009	1,300,000	1,590,400	(457)	-	-	130,000	2,273,944	5,293,887
Unrealised loss in change in value of investments	-	-	(13,050)	-	-	-	-	(13,050)
Net profit for the period	-	-	-	-	-	-	3,248	3,248
Balance as at 31 March 2009	1,300,000	1,590,400	(13,507)	-	-	130,000	2,277,192	5,284,085

Shangri-La Hotel Public Company Limited

Statements of Cash Flows (Unaudited)

For the three-month periods ended 31 March 2010 and 2009

	Consolidated		Company	
	2010	2009	2010	2009
	Baht'000	Baht'000	Baht'000	Baht'000
Cash flows from operating activities:				
Net profit before tax	53,683	4,100	53,242	4,040
Adjustments for:				
Depreciation and amortisation	128,078	97,206	128,078	97,206
Doubtful accounts	281	46	281	46
Loss from stock obsolescenses	(306)	(230)	(306)	(230)
Gain on sales of equipment	(1,012)	(10,059)	(1,012)	(10,059)
Write-off of equipment	3,259	-	3,259	-
Loss on loans to related company	-	1,029	-	-
Interest income	(2,169)	(4,269)	(1,393)	(2,853)
Interest expenses	4,776	301	4,776	301
Unrealised gain on exchange rate	(10,698)	-	(10,698)	-
Translation adjustments	(1,649)	(1,071)	-	-
Profit from operating activities before changes in operating assets and liabilities	174,243	87,053	176,227	88,451
Decrease (increase) in operating assets:				
Trade accounts receivable	136	16,197	136	16,197
Inventories	1,773	1,901	1,773	1,901
Other receivable - related party	7,521	-	7,521	
Other current assets	(440)	(411)	(440)	(1,495)
Deposits	21,965	2,758	21,965	2,758
Increase (decrease) in operating liabilities:				
Trade accounts payable	(9,319)	(15,429)	(9,319)	(15,429)
Other accounts payable	(438)	-	(438)	-
Amount due to related parties	(2,502)	(4,942)	(2,502)	(4,942)
Retention payable	(212)	(4,079)	(212)	(4,079)
Accrued expenses and other liabilities	(13,610)	(28,450)	(13,715)	(28,622)
Rental deposit	294	(850)	294	(850)
Cash generated from operations	179,411	53,748	181,290	53,890
Interest paid	(4,775)	(301)	(4,775)	(301)
Tax paid	(514)	(1,096)	(514)	(503)
Net cash provided by operating activities	174,122	52,351	176,001	53,086

The accompanying notes are an integral part of the interim consolidated and company financial statements.

Shangri-La Hotel Public Company Limited

Statements of Cash Flows (unaudited) (continued)

For the three-month periods ended 31 March 2010 and 2009

	Consolidated		Company	
	2010	**2009**	**2010**	**2009**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**
Cash flows from investing activities:				
Decrease in short-term investments	150	413	-	-
Cash received from interest income	1,485	3,074	1,404	2,891
Proceeds from sales of equipment	1,026	10,149	1,026	10,149
Purchases of property and equipment and payment for construction payable	(259,828)	(118,044)	(259,828)	(118,044)
Net cash used in investing activities	(257,167)	(104,408)	(257,398)	(105,004)
Cash flows from financing activities				
Decrease in bank overdrafts	-	(262)	-	(262)
Net cash used in financing activitie	-	(262)	-	(262)
Net decrease in cash and cash equivalents	(83,045)	(52,319)	(81,397)	(52,180)
Cash and cash equivalents at beginning of period	663,880	739,359	587,693	649,193
Cash and cash equivalents at end of period	580,835	687,040	506,296	597,013
Non-cash transactions				
Payable from purchases of property and equipment	21,436	28,758	21,436	28,758

The accompanying notes are an integral part of the interim consolidated and company financial statements.

1 General information

Shangri-La Hotel Public Company Limited ("the Company") is a public limited company and is incorporated and resident in Thailand. The address of its register office is 89 Soi Wat Suan Plu, Charoenkrung Road, Bangrak, Bangkok. The Company operates its business in Thailand, and its principal activity is hotel operations in Bangkok and Chiang Mai provinces. The Company's ordinary shares are listed on the Stock Exchange of Thailand. For reporting purposes, the Company and its subsidiaries, and associates are referred to as the "Group".

These interim consolidated and company financial statements were authorised for issue by the Board of Directors on 10 May 2010.

These interim consolidated and company financial statements have been reviewed and not audited.

2 Basis of preparation

These interim consolidated and company financial statements are prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Professions Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission ("SEC"). The primary financial statements (i.e., balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the SEC. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard ("TAS") 34, "Interim Financial Reporting" (formerly TAS 41) and additional notes are presented as required by the SEC under the Securities and Exchange Act., B.E. 2535.

These interim consolidated and company financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2009.

Comparative figures have been adjusted to conform with changes in presentation in the current period.

An English version of the interim consolidated and company financial statements has been prepared based on the Thai language version of interim financial statements. In the event of conflict or difference in interpretation between the two languages, the Thai language interim financial statements shall prevail.

3 Summary of significant accounting policies

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2009.

Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

4 Seasonality of operations

The Group's operations are affected by the seasonality of the travel industry, with a high season running from September to March and a low season from April to August.

5 Segment information

The operations of the Company and its subsidiaries involve two main industry segments, the hotel business and investment holdings, and businesses are carried on both in Thailand and overseas. The overseas business comprises only investment holding activities and, during the three-month periods ended 31 March 2010 and 2009, there were no material activities pertaining to this investment holding segment. For this reason financial information by either industry segment or geographic area has not been presented.

6 Trade accounts receivable

The balances of trade accounts receivable as at 31 March 2010 and 31 December 2009 are classified by aging as follows:

	Consolidated		Company	
	31 March 2010 Baht'000	31 December 2009 Baht'000	31 March 2010 Baht'000	31 December 2009 Baht'000
Less than 120 days	100,417	102,756	100,417	102,756
120 - 180 days	1,781	301	1,781	301
Over 180 days	1,773	1,050	1,773	1,050
Total	103,971	104,107	103,971	104,107
Less Allowance for doubtful accounts	(1,632)	(1,351)	(1,632)	(1,351)
Trade accounts receivable - net	102,339	102,756	102,339	102,756

7 Investments in subsidiaries

Investments in subsidiaries as at 31 March 2010 and 31 December 2009 comprise investments in the following companies:

				Company			
				Shareholding percentage (direct and indirect)		Cost	
Company's name	Country of incorporation	Nature of business	Paid-up capital	31 March 2010 Percent	31 December 2009 Percent	31 March 2010 Baht'000	31 December 2009 Baht'000
Town Development Co., Ltd.	Thailand	Holding company	Baht 1,303 million	100	100	1,303,000	1,303,000
Apizaco Limited (Held by Town Development Co., Ltd.)	Hongkong	Holding company	HK$ 206 million	100	100	-	-
Hasfield Holdings Pte., Ltd. (Held by Town Development Co., Ltd.)	Singapore	Holding company	S$ 34 million	100	100	-	-
Zukerman Limited (Held by Apizaco Limited)	British Virgin	Holding company	US$ 1	100	100	-	-
TRR - Kerry Development Co., Ltd. (Held by Town Development Co., Ltd.)	Thailand	Holding company	Baht 231 million	57.33	57.33	-	-
						1,303,000	1,303,000
Less Impairment on investments						(6,400)	(6,400)
Investments in subsidiaries - net						1,296,600	1,296,600

8 Investments in associates

Investment in associates as at 31 March 2010 and 31 December 2009 comprise investment in the following companies :

			Consolidated					
			Shareholding percentage (direct and indirect)		At cost		Carrying amount based on equity method	
Associates (Held by Zukerman Limited)	Country of incorporation	Nature of business	31 March 2010 Percent	31 December 2009 Percent	31 March 2010 Baht'000	31 December 2009 Baht'000	31 March 2010 Baht'000	31 December 2009 Baht'000
Traders Yangon Co., Ltd.	Myanmar	Hotel	23.53	23.53	28,857	29,782	-	-
Shangri-La Yangon Co., Ltd.	Myanmar	Not yet operational	22.22	22.22	17,057	17,604	-	-
Traders Square Co., Ltd.	Myanmar	Not yet operational	23.56	23.56	680	702	-	-
Total							-	-

9 Investments in related parties

			Consolidated			
			Shareholding percentage (direct and indirect)		Cost	
	Country of incorporation	Nature of business	31 March 2010 Percent	31 December 2009 Percent	31 March 2010 Baht'000	31 December 2009 Baht'000
Related company - at cost						
(Held by Hasfield Holdings Pte., Ltd.)						
Cuscaden Properties Pte., Ltd.	Singapore	Hotel and commercial complex	14.60	14.60	382,598	392,950
Securities for sale - at fair value						
(Held by Apizaco Limited)						
Shangri-La Asia Ltd.	Bermuda	Holding company	0.38	0.38	361,088	372,659
Add Unrealised gain on changes in the value of investments					326,655	310,003
					687,743	682,662
Total					1,070,341	1,075,612

The movement of investments in related parties during the three-month period that ended on 31 March 2010 is as follows:

	Consolidated Baht'000
Beginning balance as at 1 January 2010	1,075,612
Unrealise gain on changes in the value of investment	27,119
Translation adjustments	(32,390)
Balance as at 31 March 2010	1,070,341

10 Investment in other company

	Consolidated	
	31 March 2010 Baht'000	31 December 2009 Baht'000
Don Muang Tollway Public Co., Ltd.	213,164	213,164
Less Allowance for diminution in value of investment	(93,792)	(93,792)
	119,372	119,372

11 Investments in available-for-sale securities

	Consolidated		Company	
	31 March 2010 Baht'000	31 December 2009 Baht'000	31 March 2010 Baht'000	31 December 2009 Baht'000
Ordinary shares for Post Publishing Public Co., Ltd.	50,107	50,107	50,107	50,107
Add Unrealised gain (loss) on change in the value of investments	(1,089)	1,089	(1,089)	1,089
	49,018	51,196	49,018	51,196

12 Related party transactions

The Company's ultimate parent is Shangri-La Asia Limited, incorporated in Bermuda, who indirectly holds 73.61% through its subsidiaries.

The significant investments in subsidiaries and associates are set out in notes 7, 8 and 9, respectively.

The following material transactions were carried out with related parties:

	Consolidated		Company		
	2010 Baht'000	2009 Baht'000	2010 Baht'000	2009 Baht'000	Pricing policy
i) Transactions for the three-month periods ended 31 March:					
Interest expenses	2,840	-	2,840	-	Per contract
Interest income	732	1,242	-	-	Market rate
Revenue from hotel operations	5,543	6,049	5,543	6,049	Normal business price closed to as charged to other customers
Royalty fee	14,453	11,151	14,453	11,151	Per contract
Marketing and promotion fees	4,131	3,132	4,131	3,132	Per contract
Advertising and reservation fees	3,788	3,353	3,788	3,353	Per contract

12 Related party transactions (continued)

	Consolidated		Company	
	31 March 2010 Baht'000	31 December 2009 Baht'000	31 March 2010 Baht'000	31 December 2009 Baht'000
ii) Outstanding balances as at:				
Other receivable - related party				
Related company				
Shangri-La International Hotel Management Limited (Hong Kong)	1,809	9,330	1,809	9,330
Total	1,809	9,330	1,809	9,330
Loans to and accrued interest from related parties				
Subsidiaries				
TRR-Kerry Development Co., Ltd.	-	-	88,415	88,415
Less Allowance for loss on accrued interest	-	-	(88,415)	(88,415)
	-	-	-	-
Associates				
Non-interest bearing				
Traders Yangon Co., Ltd.	338,220	349,058	-	-
Shangri-La Yangon Co., Ltd.	235,932	243,492	-	-
Traders Square Co., Ltd.	43,797	45,201	-	-
	617,949	637,751	-	-
Interest bearing				
Traders Yangon Co., Ltd.	314,260	324,331	-	-
Shangri-La Yangon Co., Ltd.	19,806	20,441	-	-
	334,066	344,772	-	-
Total	952,015	982,523	-	-
Less Allowance for losses on loans	(886,234)	(914,635)	-	-
	65,781	67,888	-	-
Related company				
Cuscaden Properties Pte., Ltd.	402,633	413,527	-	-
	468,414	481,415	-	-

12 Related party transactions (continued)

	Consolidated		Company	
	31 March 2010 Baht'000	31 December 2009 Baht'000	31 March 2010 Baht'000	31 December 2009 Baht'000
Short-term loan from a related party				
Related company				
Shangri-La Treasury Limited	487,902	498,600	487,902	498,600
	487,902	498,600	487,902	498,600
Amounts due to related parties				
Associated company				
Traders Yangon Co., Ltd.	4,017	5,827	4,017	5,827
Related companies				
Shangri-La International Hotel Management BV	10,616	18,117	10,616	18,117
Shangri-La International Hotel Management Limited (Hong Kong)	9,040	2,231	9,040	2,231
	19,656	20,348	19,656	20,348
	23,673	26,175	23,673	26,175

During the current period, movements of loans to and accrued interest from related parties were as follows:

	Consolidated				
		For the three-month period ended 31 March 2010			
	Balance as at 1 January 2010	Increase	Decrease	Translation adjustments	Balance as at 31 March 2010
Associated companies					
Non-interest bearing					
Traders Yangon Co., Ltd.	349,058	-	-	(10,838)	338,220
Shangri-La Yangon Co., Ltd.	243,492	-	-	(7,560)	235,932
Traders Square Co., Ltd.	45,201	-	-	(1,404)	43,797
Interest bearing					
Traders Yangon Co., Ltd.	324,331	-	-	(10,071)	314,260
Shangri-La Yangon Co., Ltd.	20,441	-	-	(635)	19,806
Related company					
Cuscaden Properties Pte., Ltd.	413,527	-	-	(10,894)	402,633
Short-term loan from related party					
Shangri-La Treasury Limited	498,600	-	-	(10,698)	487,902

12 Related party transactions (continued)

During the current period, movements of loans to and accrued interest from related parties were as follows: (continued)

	Company				
		For the three-month period ended 31 March 2010			
	Balance as at 1 January 2010	Increase	Decrease	Translation adjustments	Balance as at 31 March 2010
Subsidiaries					
TRR-Kerry Development Co., Ltd.	88,415	-	-	-	88,415
Short-term loan from related party					
Shangri-La Treasury Limited	498,600	-	-	(10,698)	487,902

Zukerman Limited, a subsidiary of Apizaco Limited, has investments in three associated companies in Myanmar, which are engaged in hotel business and the development of hotel and commercial complex. As at 31 March 2010, Zukerman Limited recorded total net investments in and loans to its associated companies of approximately Baht 65.8 million (31 December 2009: Baht 67.9 million). The hotel of one associate is currently operating and generates cash inflows, but two development projects have been suspended. Due to the situation in Myanmar, it is not possible to estimate when the two projects will resume. However, management considered that appropriate provisions have been made for these investments and loans.

Short-term loan from a related party has maturity in August 2010. This loan bears interest at a rate of LIBOR + 2.05% per annum with no collateral.

13 Property and equipment

Movements of the property and equipment during the three-month period ended 31 March 2010 are summarised below:

	Consolidated Baht'000	Company Baht'000
Net book value as at 1 January 2010	3,868,509	3,866,655
Acquisitions during period - at cost	238,204	238,204
Disposal during period - at net book value	(14)	(13)
Write-off - at net book value	(3,259)	(3,259)
Depreciation for the period	(126,715)	(126,715)
Net book value as at 31 March 2010	3,976,725	3,974,872

The Company has mortgaged land and construction located in Chiang Mai with a total net book value as at 31 March 2010 of Baht 1,183 million (31 December 2009: Baht 1,198 million) as collateral against credit facilities received from a domestic bank.

The balance as of 31 March 2010 includes property and equipment of Shangri-La Hotel, Chiang Mai amounting to Baht 1,783 million (31 December 2009: Baht 1,831 million).

14 Commitments and contingent liabilities

14.1 Capital commitments

As at 31 March 2010, the Company had capital commitments in respect of construction and renovation of the building of Shangri-La Hotel, Bangkok amounting to approximately Baht 308.35 million (31 December 2009: Baht 444.98 million).

Subsidiaries have no capital commitments as at 31 March 2010 and 31 December 2009.

14.2 Guarantees

As at 31 March 2010, there were outstanding bank guarantees of approximately Baht 9.46 million (31 December 2009: Baht 9.46 million) issued by banks on behalf of the Company in respect of letters of guarantee for electricity usage.

There were no outstanding bank guarantees of subsidiaries as at 31 March 2010 and 31 December 2009.

15 Subsequent event

On 29 April 2010, the Annual General Meeting of the Company's shareholders has approved the payment of annual dividend in respect of the retained earnings of Baht 0.75 per share, or a total of Baht 97.5 million to be paid to the shareholders on 25 May 2010.

Such dividend will be recorded during the second quarter of the year 2010.

(Reviewed Quarter-1 and Consolidated F/S (F45-3))

Report: Reviewed Quarterly Financial Statements

Name SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED

Reviewed

(In thousands)

Ending 31 March

The Consolidated Financial Statement

	Quarter 1	
Year	2010	2009
Net profit (loss)	39,945	3,185
EPS (baht)	0.31	0.02

The Company Financial Statement

	Quarter 1	
Year	2010	2009
Net profit (loss)	39,547	3,248
EPS (baht)	0.30	0.02

Type of report:

Unqualified Opinion

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ______________________________

(Mrs. Pavinee Meensuk)

Position Director and Company Secretary

Authorized to sign on behalf of the company


Shangri-La hotel
BANGKOK

To : Managing Director
The Stock Exchange of Thailand

Date : May 10, 2010

Re : Clarification for increase for more than 20% in the net profit of Shangri-La Hotel Public Company Limited ("the Company") for the period ended March 31, 2010 compared to the corresponding period of 2009

The Board of Directors is pleased to announce the Company's results for the period ended March 31, 2010 as follows:-

Net profit / (loss) after corporate income tax for the period ended March 31, 2010 and 2009:

(Baht in million)	2010	2009	Change (%)
The Company	39.55	3.25	1,116.92
Consolidated	39.95	3.19	1,152.35

The Company:

The Company's net profit before corporate income tax for the period ended March 31, 2010 increased by Baht 49.20 million against the corresponding period last year. The increase in the Company's net profit before corporate income tax was attributed to an increase in net profit before corporate income tax of Shangri-La Hotel, Bangkok ("SLBK") by Baht 31.43 million combined with a decrease in loss of Shangri-La Hotel, Chiang Mai ("SLCM") by Baht 17.77 million. The increase in SLBK's net profit before corporate income tax came from the rise in room revenues, food and beverage revenues and other revenues after completion of the hotel's renovation on its restaurants, ballroom, function rooms and some of guest rooms. The gain in tourists' confidence to travel Thailand in the first quarter of 2010 also made a positive impact on the revenues of SLBK. The global financial crisis is also eased up during this period. Revenues from hotel operations of SLBK increased by Baht 101.30 million to Baht 384.65 million from Baht 283.35 million during the same period last year. Profit before expenses increased by Baht 81.23 million whereas selling and administrative expenses, depreciation and other expenses increased totalling Baht 45.02 million. Finance cost increased by Baht 4.78 million. As a result, the net profit before corporate income tax increased by Baht 31.43 million.

Revenues from hotel operations of SLCM increased by Baht 23.75 million to Baht 51.57 million from Baht 27.82 million during the same period last year. Profit before expenses increased by Baht 21.42 million. Selling, administrative expenses and depreciation increased by Baht 3.95 million whereas interest decreased by Baht 0.3 million. As a result, the loss decreased by Baht 17.77 million to Baht 43.36 million. Consequently, the total profit before corporate income tax of SLBK and SLCM was Baht 53.24 million and the corporate income tax was Baht 12.90 million higher. Hence, the net profit of the Company for the period ended March 31, 2010 increased by Baht 36.30 million (1,116.92%) over the corresponding period of 2009.

Consolidated:

The consolidated net profit before corporate income tax for the period ended March 31, 2010 rose by Baht 49.58 million against the corresponding period last year. The increase in consolidated profit was attributed to an increase in the Company's net profit before corporate income tax of Baht 49.20 million plus an increase in income from subsidiaries of Baht 0.38 million. The consolidated corporate income tax increased by Baht 12.82 million. As a result, the consolidated net profit after tax for the year period ended March 31, 2010 rose by Baht 36.76 million (1,152.35%) against the corresponding period of 2009.

Yours faithfully,

Mrs. Pavinee Meensuk
Director and Company Secretary